Exhibit 99.1

Ellomay Capital Reports Results for the Third Quarter of 2014

Tel-Aviv, Israel, December 31, 2014 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today reported its unaudited financial results for the three and nine month periods ended September 30, 2014.

Financial Highlights

•
Revenues were approximately $5.2 million and $12.7 million for the three and nine months ended September 30, 2014, respectively. Following the approval by the Italian parliament in August 2014 and the conversion into law of the Italian decree, executed by the Italian President in June 2014, providing for a decrease in the Feed-in-Tariff (“FiT”) guaranteed to existing photovoltaic plants with installed capacity of more than 200 kW, the Company decided to elect the option that will entail an approximate 8% reduction in the incentive over the remaining FiT period (originally 20 years starting the connection to the grid) commencing January 1, 2015 with respect to all of its Italian photovoltaic plants. The Company recognized impairment charges of approximately $0.6 million in connection with this new legislation.

•
Gain on bargain purchase was approximately $3.7 million for the three and nine months ended September 30, 2014. In July 2014, the Company consummated the acquisition of three photovoltaic (solar) plants with an aggregate capacity of approximately 5.6MWp (the “PV Plants”). The PV Plants are ground mounted fixed technology plants located in Murcia, Spain, are already constructed and operating and were connected to the Spanish national grid in 2011. The PV Plants were acquired from a Spanish company whose German parent company has entered into insolvency proceedings. The PV Plants and all associated assets and rights were purchased by the Company for an aggregate purchase price of approximately Euro 9.5 million (approximately US$13 million).The Company’s results for the nine months ended September 30, 2014 do not include the results of the PV Plants for six months ended June 30, 2014, as the closing date of the acquisition of the PV Plants was July 17, 2014.

The Company performed a preliminary analysis of the fair value of identifiable assets acquired and liabilities assumed and a preliminary and provisional purchase price allocation and recorded gain on bargain purchase (negative goodwill) in the amount of approximately $3.7 million based upon management’s best estimate of the value as a result of such preliminary analysis. Negative goodwill represents the excess of the Company’s share in the fair value of acquired identifiable assets, liabilities and contingent liabilities over the cost of an acquisition. The provisional amounts recognized may be adjusted during the 12 month period following the acquisition in accordance with IFRS 3 as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Therefore, actual amounts recorded upon the finalization of the valuation may differ materially from the information presented in this release.

•
General and administrative expenses were approximately $1.1 million and $3.5 million for the three and nine months ended September 30, 2014, respectively. The general and administrative expenses for the nine months ended September 30, 2014 included expenses in the amount of approximately $0.6 million, such as payment of bonuses to employees, expenses in connection with a pumped storage project and expenses in connection with a pre-bid agreement executed with respect to a joint offer to acquire participating interests in two exploration and drilling licenses off-shore Israel.

•
Financial expenses, net were approximately $1.2 million and $3.7 million for the three and nine months ended September 30, 2014, respectively, mainly due to swap payments and interest payment and expenses due on and connected to our Series A Debentures.

•
Company’s share of income of investee accounted for at equity was approximately $1.9 million and $1.7 million for the three and nine months ended September 30, 2014, respectively, as the power plant operated by Dorad Energy, Ltd. (“Dorad”) successfully commenced commercial operation in May 2014.

•	Net income was approximately $5.4 million and $4.9 million for the three and nine months ended September 30, 2014, respectively.

•
Total other comprehensive loss was approximately $7.1 million and $8.1 million for the three and nine months ended September 30, 2014, respectively, mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates.

•	Total comprehensive loss was approximately $1.7 million and $3.3 million in the three and nine months ended September 30, 2014, respectively.

•	Adjusted EBITDA was approximately $5.1 million and $10.4 million for the three and nine months ended September 30, 2014, respectively.

•	Net cash provided by operating activities was approximately $1.5 million and $1.6 million for the three and nine months ended September 30, 2014, respectively.

•
During the nine months ended September 30, 2014, the Company extended an additional aggregate amount of approximately $4 million to U. Dori Energy Infrastructures Ltd. (“Dori Energy”) in connection with Dorad’s funding requirements from Dori Energy pursuant to the agreement between Dorad and its shareholders.

•
During the nine month period ended September 30, 2014, the Company repaid a loan from Discount bank in the amount of Euro 13.5 million (approximately $18.6 million) and Ellomay PV Two S.r.l., a wholly-owned Italian subsidiary of the Company, repaid a loan to an Italian bank (Unicredit S.p.A.) in the amount of approximately Euro 4.6 million (approximately $6.3 million), as this loan was under terms less beneficial to the Company compared to alternative financing resources.

•
As of December 15, 2014, the Company held approximately $20.3 million in cash and cash equivalents, approximately $4 million in short-term deposits, approximately $3.6 million marketable securities and approximately $5.4 million in restricted cash.

Ran Fridrich, CEO and a board member of Ellomay commented: “The Company’s results for the three and nine months ended September 30, 2014 reflect the increase in the Company’s revenues despite the devaluation of the Euro against the US dollar. The Company enjoyed income from Dorad’s operations for the first time as well as the revenues from the three newly acquired PV projects in Spain commencing July 2014. The Company is engaged in the development stage of a pumped-storage project in Manara Cliff in Israel and continues to seek suitable business opportunities in order to increase its operations.”

Information for the Company’s Series A Debenture Holders

As of September 30, 2014, the Company’s Net Financial Debt (as such term is defined in the Series A Debentures Deed of Trust) was approximately $26.3 million (consisting of approximately $14 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately $52.6 million in connection with the Series A Debentures issuances (in January and June 2014), net of approximately $30 million of cash and cash equivalents and net of approximately $10.3 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, gain on bargain purchase, financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers Adjusted EBITDA to be an important measure of comparative operating performance, Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. Adjusted EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate Adjusted EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s Adjusted EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. The Company uses the term “Adjusted EBITDA” to highlight the fact that for the nine months ended September 30, 2014 the Company deducted Impairment charges in connection with the new legislation Italy and that for the year ended December 31, 2013 and for the three and nine months ended September 30, 2014 the Company deducted the gain on bargain purchase from the net income. The Adjusted EBITDA is otherwise fully comparable to EBITDA information which has been previously provided for prior periods. See the reconciliation between the net income (loss) and the Adjusted EBITDA presented at the end of this Press Release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM.”  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approx. 22.6MW of photovoltaic power plants in Italy, approx. 5.6MW of photovoltaic power plants in Spain and 85% of 2.3MW of photovoltaic power plant in Spain;

•
7.5% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd. Israel’s largest private power plant, with production capacity of approximately 840 MW, representing about 6%-8% of Israel’s total current electricity consumption;

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Condensed Consolidated Statements of Financial Position (Unaudited)

	September 30,	December 31,
	2014	2013
	US$ in thousands
Assets
Current assets

Cash and cash equivalents	30,007	7,238
Short-term deposits	-	5,153
Restricted cash	294	5,653
Trade receivables	428	134
Other receivables and prepaid expenses	7,326	4,357
	38,055	22,535
Non-current assets

Investments in equity accounted investees	28,524	24,601
Financial asset	1,476	389
Property, plant and equipment	97,315	93,671
Restricted cash	4,233	4,315
Other assets	1,978	1,419
	133,526	124,395

Total assets	171,581	146,930

Liabilities and Equity
Current liabilities

Loans and borrowings	581	19,454
Debentures	5,133	-
Accounts payable	1,892	2,154
Accrued expenses and other payables	5,554	5,311
	13,160	26,919
Non-current liabilities

Finance lease obligations	5,940	6,814
Long-term bank loans	4,284	11,050
Debentures	47,449	-
Other long-term liabilities	4,250	2,386
	61,923	20,250

Total liabilities	75,083	47,169
Equity
Share capital	26,180	26,180
Share premium	76,932	76,932
Treasury shares	(522)	(522)
Reserves	(3,976)	4,154
Accumulated deficit	(2,138)	(7,011)
Total equity attributed to shareholders of the Company	96,476	99,733
Non-Controlling Interest	22	28

Total equity	96,498	99,761

Total liabilities and equity	171,581	146,930

Condensed Consolidated Interim Statements of Comprehensive Income (loss) (Unaudited)

	For the nine	For the three	For the
	Months ended	Months ended	Year ended
	September 30,	September 30,	December 31,
	2014	2014	2013
	US$ thousands (except per share amounts)
Revenues	12,729	5,198	12,982
Operating expenses	2,183	654	2,381
Depreciation expenses	4,070	1,449	4,021
Impairment charges	568	-	-
Gross profit	5,908	3,095	6,580

General and administrative expenses	3,460	1,112	3,449
Company’s share of income (losses) of investee accounted for at equity	1,667	1,897	*(540)
Other income, net	1,637	(206)	*(42)
Gain on bargain purchase	3,688	3,688	10,237
Operating profit	9,440	7,362	12,786

Financing income	469	267	204
Financial income (expenses) in connection with derivatives, net	(323)	(20)	*1,543
Financing expenses	(3,884)	(969)	(4,201)
Financing expenses, net	3,738	1,216	2,454

Profit before taxes on income	5,702	6,146	10,332

Taxes on income	835	757	245

Net income for the period	4,867	5,389	10,087

Income attributable to:
Shareholders of the Company	4,873	5,389	10,068
Non-controlling interests	(6)	**	19
Net income for the period	4,867	5,389	10,087

Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments	(437)	(134)	6,038

Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments	(7,693)	(6,924)	-

Total other comprehensive income (loss)	(8,130)	(7,058)	6,038

Total comprehensive income (loss) for the period	(3,263)	(1,669)	16,125
Net earnings per share
Basic earnings per share	0.46	0.50	0.94
Diluted earnings per share	0.45	0.50	0.94

* During the current period the Company changed the comprehensive income statement classification of Company’s investments results in energy projects. The results of such investments have recorded within the operating results. Accordingly, the share of losses of investee accounted for under the equity method and re-evaluation of option to acquire additional shares in the investee to Operating Profit to reflect more appropriately the Company’s operations as a holding company operating in the business of energy and infrastructure. Comparative amounts were reclassified for consistency.

** Less than 1 US$ thousand.

Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)

							Non- controlling	Total
	Attributable to shareholders of the Company						interests	Equity
					Translation
					reserve
					from
	Share	Share	Accumulated	Treasury	Foreign
	capital	premium	deficit	shares	Operations	Total
	US$ in thousands
Balance as at
January 1, 2013	26,180	76,410	(17,079)	(522)	(1,884)	83,105	9	83,114
Profit for the year	-	-	10,068	-	-	10,068	19	10,087
Other comprehensive income	-	-	-	-	6,038	6,038		6,038
Total comprehensive income	-	-	10,068	-	6,038	16,106	19	16,125
Transactions with owners
of the Company, recognized
directly in equity:
Cost of share-based
payments	-	522	-	-	-	522	-	522
Balance as at
December 31, 2013	26,180	76,932	(7,011)	(522)	4,154	99,733	28	99,761

								Non- controlling	Total
	Attributable to owners of the Company							interests	Equity
					Translation
					reserve	Presentation
					from	currency
	Share	Share	Accumulated	Treasury	foreign	translation
	capital	premium	deficit	shares	operations	reserve	Total
	US$ in thousands
For the nine months ended
September 30, 2014

Balance as at
January 1, 2014	26,180	76,932	(7,011)	(522)	4,154	-	99,733	28	99,761
Net income for the period	-	-	4,873	-	-		4,873	(6)	4,867
Other comprehensive loss	-	-	-	-	(437)	(7,693)	(8,130)	-	(8,130)
Total comprehensive loss	-	-	4,873	-	(437)	(7,693)	(3,257)	(6)	(3,263)

Balance as at
September 30, 2014	26,180	76,932	(2,138)	(522)	3,717	(7,693)	96,476	22	96,498

Condensed Consolidated Interim Statements of Changes in Equity (Unaudited) (cont’d)

								Non- controlling	Total
	Attributable to owners of the Company							interests	Equity
					Translation
					reserve	Presentation
					from	currency
	Share	Share	Accumulated	Treasury	foreign	translation
	capital	premium	deficit	shares	operations	reserve	Total
	US$ in thousands
For the three months ended
September 30, 2014

Balance as at
June 30, 2014	26,180	76,932	(7,527)	(522)	3,851	(769)	98,145	22	98,167
Net income for the period	-	-	5,389	-	-		5,389	-	5,389
Other comprehensive loss	-	-	-	-	(134)	(6,924)	(7,058)	-	(7,058)
Total comprehensive loss	-	-	5,389	-	(134)	(6,924)	(1,669)	-	(1,669)

Balance as at
September 30, 2014	26,180	76,932	(2,138)	(522)	3,717	(7,693)	96,476	22	96,498

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

	For the nine Months ended September 30, 2014	For the three Months ended September 30, 2014	For the year ended December 31, 2013
	US$ in thousands
Cash flows from operating activities

Income for the period	4,867	5,389	10,087

Adjustments for:

Financing expenses, net	3,738	1,216	*2,454
Gain on bargain purchase	(3,688)	(3,688)	(10,237)
Impairment charges	568	-	-
Depreciation	4,070	1,449	4,021
Cost of share-based payment	-	-	522
Company’s share of income (losses) of investee accounted for at equity	(1,667)	(1,897)	540
Decrease (increase) in trade receivables	(125)	(51)	218
Decrease (increase) in other receivables and prepaid expenses	(4,304)	(2,045)	1,783
Decrease (increase) in other assets	(675)	803	*54
Increase (decrease) in accrued severance pay, net	(29)	(2)	22
Increase (decrease) in accounts payable	(63)	(240)	376
Increase (decrease) in other payables and accrued expenses	878	337	(1,450)
Taxes on income	835	757	245
Taxes paid	(180)	-	(458)
Interest received	127	69	137
Interest paid	(2,779)	(254)	(1,925)
	(3,294)	(3,908)	(3,698)

Net cash provided by operating activities	1,573	1,481	6,389

* During the current period the Company changed the comprehensive income statement classification of Company’s investments results in energy projects. The results of such investments have recorded within the operating results. Accordingly, the share of losses of investee accounted for under the equity method and re-evaluation of option to acquire additional shares in the investee to Operating Profit to reflect more appropriately the Company’s operations as a holding company operating in the business of energy and infrastructure. Comparative amounts were reclassified for consistency.

Condensed Consolidated Interim Statements of Cash Flows (Unaudited) (cont’d)

	For the nine Months ended September 30, 2014	For the three Months ended September 30, 2014	For the year ended December 31, 2013
	US$ in thousands
Cash flows from investing activities:

Purchase of property and equipment	(92)	-	(9,152)
Acquisition of subsidiary, net of cash acquired	(13,066)	(13,066)	(30,742)
Advance on account of investment	-	408	-
Investment in equity accounted investees	(4,058)	-	(4,372)
Proceeds from deposits, net	5,153	-	137
Settlement of forward contract	-	-	(169)
Proceeds from restricted cash, net	5,301	-	1,519

Net cash used in investing activities	(6,762)	(12,658)	(42,779)

Cash flows from financing activities:

Repayment of loans	(25,608)	-	(7,818)
Proceeds from loans and Debentures, net	55,791	-	17,692

Net cash provided by financing activities	30,183	-	9,874

Exchange differences on balances of cash and cash equivalents	(2,225)	(1,709)	462

Increase (decrease) in cash and cash equivalents	22,769	(12,886)	(26,054)
Cash and cash equivalents at the beginning of period	7,238	42,893	33,292

Cash and cash equivalents at the end of the period	30,007	30,007	7,238

Reconciliation of Net income to Adjusted EBITDA (in US$ thousands) (Unaudited)

	For the nine Months ended September 30,	For the three Months ended September 30,	For the year ended December 31,
	2014	2014	2013
Net income for the period	4,867	5,389	10,087
Financing expenses, net	3,738	1,216	2,496
Taxes on income	835	757	245
Depreciation	4,070	1,449	4,021
Impairment charges	568	-	-
Gain on bargain purchase	(3,688)	(3,688)	(10,237)
Adjusted EBITDA	10,390	5,123	6,621